INNOVATIVE RECORDINGS, LLC D/B/A POTOMAC FOOD AND BEVERAGES
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2020
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		2020
Operating Income		
Sales	$	635,578
Cost of Goods Sold		137,352
Gross Profit		498,226
Operating Expense		
Research & Development		-
Legal & Professional		98,000
Payroll		65,000
General & Administrative		130,063
Depreciation		30,484
Rent		30,000
Advertising & Marketing		17,005
		370,552
Net Income from Operations		127,674
Other Expense		
Loss on Disposal of Equipment		-
Net Income	$	127,674

Reviewed

INNOVATIVE RECORDINGS, LLC D/B/A POTOMAC FOOD AND BEVERAGES
BALANCE SHEET
DECEMBER 31, 2020
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		2020
ASSETS		
CURRENT ASSETS		
Cash		124,288
Accounts Receivable		4,763
Prepaid Expenses		
	TOTAL CURRENT ASSETS	129,051
NON-CURRENT ASSETS		
Intangible Assets		-
Fixed Assets		152,421
Accumulated Depreciation		(30,484)
Inventory		-
	TOTAL NON-CURRENT ASSETS	121,937
	TOTAL ASSETS	250,988
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable		31,484
Deferred Income Taxes		18,980
Other Current Liabilities		2,963
	TOTAL CURRENT LIABILITIES	53,427
	TOTAL LIABILITIES	53,427
MEMBERS' EQUITY		
Contributed Capital		69,884
Retained Earnings		127,674
	TOTAL MEMBERS' EQUITY	197,558
	TOTAL LIABILITIES AND MEMBERS' EQUITY	250,988

Reviewed

INNOVATIVE RECORDINGS, LLC D/B/A POTOMAC FOOD AND BEVERAGES
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020

_____

	2020
Cash Flows From Operating Activities	
Net Income For The Period	$ 127,674
Depreciation	$ 30,484
Change in Accounts Payable	31,484
Change in Deferred Income Taxes	18,980
Change in Other Current Liabilities	2,963
Change in Prepaid Expenses	-
Change in Accounts Receivable	(4,763)
Net Cash Flows From Operating Activities	206,822
Cash Flows From Investing Activities	
(Acquisition)/Disposal of Fixed Assets	(152,421)
Acquisition of Intangible Assets	-
Net Cash Flows From Investing Activities	(152,421)
Cash Flows From Financing Activities	
Increase in Contributed Capital	69,884
Non-Cash Adjustment	-
Issuance of Dividends	-
Draws on Contributions	-
Net Cash Flows From Financing Activities	69,884
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	124,288
Cash at End of Period	$ 124,288